Filed Pursuant to Rule 253(g)(2)
File No. 024-12390

Arrived Debt Fund, LLC

SUPPLEMENT NO. 1 DATED JANUARY 27, 2025
TO THE OFFERING CIRCULAR DATED MAY 16, 2024

This document supplements, and should be read in conjunction with, the offering circular of Arrived Debt Fund, LLC (“we”, “our” or “us”), dated May 16, 2024, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value (“NAV”) Per Share as of January 25, 2025; and
●	Historical NAV Information

Net Asset Value as of January 25, 2025

As of January 25, 2025, our net asset value (“NAV”) per common share is $10.00. This NAV per common share shall be effective until updated by us on or about April 25, 2025.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)	October 31, 2024 [1]
ASSETS
Cash and cash equivalents	$1,338,405
Property and equipment, net	18,541,249
Deposits	-
Total assets	$19,879,653

LIABILITIES
Accounts payable	$254,945
Tenant deposits	-
Note payable	2,122,124
Distributions payable	-
Due to related party	78,811
Total liabilities	$2,455,880

MEMBERS' EQUITY
Common shares; 1,788,197 shares outstanding, net of offering costs, on October 31, 2024	$17,222,427
Retained earnings (accumulated deficit)	201,346
Total members' equity	$17,423,773
Total liabilities and members' equity	$19,879,653

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	$17,423,773
Net adjustments to fair value	157,678
Capitalized up front offering fees	301,450
TOTAL NET ASSETS	$17,882,902
NET ASSET VALUE PER SHARE, on 1,788,197 shares outstanding, net of offering costs, for the period ended October 31, 2024	$10.00

[1] Estimated Balance Sheet as of October 31, 2024.

As described in the section “Description of our Common Shares—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your common shares in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their common shares, or holders who repurchase such common shares, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per share.

As there is no market value for our common shares as they are not expected to be listed or traded on any stock exchange, our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our common shares on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period to date.

Date	NAV Per Share
Inception (May 16, 2024)	$10.00
January 25, 2025	$10.00